UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                  ----------------

                                     SCHEDULE TO

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 4)
                                  ----------------
                               ML MEDIA PARTNERS, L.P.
                              (Name of Subject Company)

                                  Smithtown Bay, LLC
                         MERCED Partners Limited Partnership
                                  Gale Island, LLC
                           Global Capital Management, Inc.
                                 John D. Brandenborg
                                   Michael J. Frey
                                  (Name of Offeror)

                       UNITS OF LIMITED PARTNERSHIP INTERESTS
                           (Title of Class of Securities)

                                      55307J102
                        (Cusip Number of Class Of Securities)

                                   Michael J. Frey
                               c/o Smithtown Bay, LLC
                           601 Carlson Parkway, Suite 200
                                Minnetonka, MN 55305
                                   (888) 323-3757
             (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Offeror)

                                   With a copy to:

                                 Gary J. Wolfe, Esq.
                                 Seward & Kissel LLP
                               One Battery Park Plaza
                              New York, New York 10004
                              Telephone: (212) 574-1200
                              Facsimile: (212) 480-8421

                                  ----------------

                              CALCULATION OF FILING FEE
=============================================================================

============================================================================
                       TRANSACTION VALUATION:* $5,412,000
                         AMOUNT OF FILING FEE: $437.83


=====================================================================
  * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 9,020 UNITS AT A PURCHASE PRICE OF $600 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

             Amount Previously Paid:                       $437.83
             Form or Registration No.:                   005-50572
             Filing Party:                      Smithtown Bay, LLC
             Date Filed      October 16, 2003 and November 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| Third-party tender offer subject to Rule 14d-1

[ ] Issuer tender offer subject to Rule 13e-4

[ ] Going-private transaction subject to Rule 13e-3

[ ] Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
============================================================================

This Amendment No. 4 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on October 16, 2003, and relates to the offer by Smithtown Bay, LLC, a Delaware limited liability company ("Smithtown" or the "Purchaser"), and Merced Partners Limited Partnership, Gale Island, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 9,020 units of limited partnership interest ("Units") of ML Media Partners, L.P., a Delaware Limited Partnership (the "Partnership"), at $600 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2003, as amended on November 3, 2003 and November 4, 2003, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"). Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 9,020 Units specified above constitute approximately 4.8% of the outstanding Units.

This Amendment No. 4 is filed to reflect the expiration of the Offer at 12 midnight, Eastern Time, on November 17, 2003 (see Exhibit (a)(1)-10 included herein).

The information set forth in the Amended Offer to Purchase (see Exhibit (a)(1)-1 included herein) is incorporated in this Schedule TO by reference, in answers Items 1 through 11 of this Tender Offer Statement.

ITEM 12.    EXHIBITS.

 (a)(1)-1   Offer to Purchase, dated October 16, 2003, as amended
            November 4, 2003.*
 (a)(1)-2   Agreement of Sale, as amended November 3, 2003.*
 (a)(1)-3   Cover Letter, dated October 16, 2003, from Purchaser to
            Unitholders.*
 (a)(1)-4   Summary Publication of Notice of Offer dated October 16, 2003.*
 (a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*
 (a)(1)-6 Confidentiality Agreement, dated October 7, 2003, between the Purchaser and ML Media Partners, L.P.*
 (a)(1)-7   Letter, dated November 3, 2003, from the Purchaser to Unitholders.*
 (a)(1)-8   Press Release of the Purchaser, dated November 3, 2003.*
 (a)(1)-9   Letter, dated November 6, 2003, from the Purchaser to Unitholders.*
 (a)(1)-10  Press Release of the Purchaser, dated November 18, 2003.
 (b)        Not applicable
 (d)        Not applicable
 (g)        Not applicable
 (h)        Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

--------------------
*Previously filed.

                                      SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SMITHTOWN BAY, LLC

                                        By: Global Capital
                                        Management, Inc.
                                         Its Manager

                                         By:  /s/ Michael J. Frey
                                            -------------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: November 18, 2003

                                      MERCED PARTNERS LIMITED
                                      PARTNERSHIP

                                         By: Global Capital Management, Inc.
                                         Its General Partner

                                         By:  /s/ Michael J. Frey
                                            -------------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: November 18, 2003

                                      GALE ISLAND, LLC

                                         By:  Global Capital Management, Inc.
                                         Its Manager

                                         By:  /s/ Michael J. Frey
                                            ----------------------------
                                             Name:  Michael J. Frey
                                             Title:  Chief Executive Officer

                                      Dated: November 18, 2003

                                      GLOBAL CAPITAL MANAGEMENT, INC.

                                         By:  /s/ Michael J. Frey
                                            ----------------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: November 18, 2003


                                      MICHAEL J. FREY

                                         By:  /s/ Michael J. Frey
                                             --------------------------

                                      Dated: November 18, 2003

                                      JOHN D. BRANDENBORG

                                         By:  /s/ John D. Brandenborg
                                            ----------------------------

                                      Dated: November 18, 2003

                                    EXHIBIT INDEX

Exhibit                       Description                        Page
Number
-----------                   ------------                       ------

(a)(1)-1                      Offer to Purchase, dated October
                              16, 2003, as amended on November
                              4, 2003.*

(a)(1)-2                      Agreement of Sale, as amended
                              November 3, 2003.*

(a)(1)-3                      Cover Letter, dated October 16,
                              2003, from Purchaser to Limited Partners.*

(a)(1)-4                      Summary Publication of Notice of
                              Offer dated October 16, 2003.*

(a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of
                              Merced Partners Limited
                              Partnership.*

(a)(1)-6                      Confidentiality Agreement, dated
                              October 7, 2003, between the
                              Purchaser and  ML Media Partners,
                              L.P.*

(a)(1)-7                      Letter, dated November 3, 2003,
                              from the Purchaser to
                              Unitholders.*

(a)(1)-8                      Press Release of the Purchaser,
                              dated November 3, 2003.*

(a)(1)-9                      Letter, dated November 6, 2003,
                              from the Purchaser to
                              Unitholders.*

(a)(1)-10                     Press Release of the Purchaser,
                              dated November 18, 2003.

(b)                           Not applicable.

(d)                           Not applicable.

(g)                           Not applicable.

(h)                           Not applicable.

-----------------------------------
*Previously filed.

21919.0002 #443815